Exhibit 99.1

TD Bank Group announces litigation provision

Jan. 30, 2012 - TD Bank Group (TSX:TD , NYSE:TD) announced today that it has taken a litigation provision of CDN$255 million, resulting in an after-tax charge of CDN $153 million (approximately CDN $0.17 per share), to be recorded in the first quarter and disclosed as an item of note in the bank’s financial reporting.

As a result of recent adverse judgments, the bank has taken prudent steps to re-assess its litigation reserve.  Having considered these judgments as well as other related or analogous litigation cases, the bank determined that, in accordance with applicable accounting standards, this litigation provision was required. Based on the current environment and information, the bank believes this provision is appropriate and while additional exposure is possible, it will be manageable.

TD will consider all options including appeal in respect of these judgments and intends to defend itself vigorously in all cases in which it or its subsidiaries are defendants.

Additional Information about Items of Note
TD’s financial results are prepared in accordance with International Financial Reporting Standards (GAAP). TD also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, TD removes “items of note”, net of income taxes, from GAAP results. The items of note relate to items which management does not believe are indicative of underlying business performance. TD believes that adjusted results provide the reader with a better understanding of how management views the bank’s performance. Adjusted results are different from results determined in accordance with GAAP. Adjusted results is not a defined term under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. For more information, see “How the Bank Reports” in TD’s reports to shareholders available on TD’s website at www.td.com/investor.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20.5 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; Wealth and Insurance, including TD Waterhouse, an investment in TD Ameritrade, and TD Insurance; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7.5 million online customers. TD had CDN$733 billion in assets on October 31, 2011.

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “will”, “believe”, and “intend.”
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations, expressed in the forward-looking statements. Risk factors that could cause such differences include factual, legal and other developments in litigation, such as the risk of judicial and/or jury rulings or findings that differ from what is anticipated or expected; the impact of recent U.S. legislative developments; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; and the risk that one or more employees might have acted in an unauthorized and inappropriate manner. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect actual results. For more information, please see the “Risk Factors and Management” section of the 2011 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s litigation provisions based on the current environment and information and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

Contact information:
Maria Saros Leung
TD Bank Group
416-983-4093
maria.leung@td.com